Filed under Rule 433

File No. 333-224366-01

Final Term Sheet

Arizona Public Service Company

$400,000,000 2.65% Notes due 2050

September 8, 2020

Issuer:	Arizona Public Service Company

Expected Ratings (Moody’s / S&P / Fitch):	A2 (negative) / A- (stable) / A (negative) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	September 8, 2020

Settlement Date:	September 11, 2020 (T+3)

Security:	2.65% Notes due 2050

Principal Amount:	$400,000,000

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2021

Maturity Date:	September 15, 2050

Interest Rate:	2.65%

Benchmark Treasury:	1.25% due May 15, 2050

Benchmark Treasury Price / Yield:	95-29 / 1.419%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	2.669%

Public Offering Price:	99.609% per note

Optional Redemption:	Make-whole call at any time prior to March 15, 2050 at Treasury rate plus 20 basis points and, thereafter, at par

CUSIP/ISIN:	040555 DC5 / US040555DC57

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC

U.S. Bancorp Investments, Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Co-Managers:	Academy Securities, Inc.
C.L. King & Associates, Inc.

The following paragraphs supplement, and are added to the end of the section “Underwriting” beginning on page S-18 of, the preliminary prospectus supplement dated September 8, 2020:

Notice to Prospective Investors in the European Economic Area and the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”), and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in the United Kingdom

In the UK, this prospectus supplement and the accompanying prospectus are only being distributed to and are only directed at (i) persons who are outside the UK, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the ‘‘Order’’), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as ‘‘relevant persons’’). Any notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement and the accompanying prospectus or any of their contents.

Each underwriter has represented and agreed that:

•                 it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•                 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

Each underwriter has represented and agreed that it (a) will only offer or sell notes in, into or from Switzerland in compliance with all applicable laws and regulations in force in Switzerland and (b) will, to the extent necessary, obtain any consent, approval or permission required for the offer or sale by it of notes under the laws and regulations in force in Switzerland.

This prospectus supplement does not constitute a prospectus within the meaning of the Swiss Code of Obligations (“CO”), a prospectus or simplified prospectus within the meaning of the Swiss Collective Investment Schemes Act (“CISA”) or, if and when entered into force, a prospectus within the meaning of the Swiss Financial Services Act (“FinSA”).

Only the relevant prospectus for the offering of notes in, into or from Switzerland and any information required to ensure compliance with the CO or, if and when entered into force, the FinSA, and all other applicable laws and regulations of Switzerland (in particular, additional and updated corporate and financial information that shall be provided by the issuer) may be used in the context of a public offer in, into or from Switzerland. Each underwriter has therefore represented and agreed that the relevant prospectus and such information shall be furnished to any potential purchaser in Switzerland in such manner and at such times as required by the CO or, if and when entered into force, the FinSA, and all other applicable laws and regulations of Switzerland.

Until the entry into force of the FinSA, and if and to the extent the notes qualify as structured products within the meaning of the CISA, and unless the notes are offered and distributed in, into or from Switzerland in compliance with the CISA and its implementing ordinances, including that all relevant licenses have been obtained and that a simplified prospectus within the meaning of Article 5 CISA has been prepared to be furnished to any potential purchaser in Switzerland upon request in such manner and at such times as required by the CISA and all other applicable laws and regulations of Switzerland, each underwriter has represented and agreed that it will not, directly or indirectly, (i) publicly offer, sell, or advertise the notes in, into or from Switzerland, as such term is defined or interpreted under the CO, (ii) distribute the notes in, into or from Switzerland to non-qualified investors within the meaning of the CISA, its implementing ordinance and any other applicable regulations and regulatory guidance, and (iii) distribute or otherwise make available this prospectus supplement or any other document related to the notes in Switzerland in a way that would constitute a public offering within the meaning of the CO of the notes or a distribution of the notes to non-qualified investors within the meaning of the CISA.

Following the entry into force of the FinSA, and if and to the extent that the notes qualify as financial instruments requiring a key information document within the meaning of the FinSA, its implementing ordinance and any other applicable regulations and regulatory guidance, each underwriter has represented and agreed. and each further underwriter appointed under the offering will be required to represent and agree, that it will not, directly or indirectly, (i) publicly offer or advertise the notes in or into Switzerland, as such terms are defined or interpreted under the FinSA, its implementing ordinance and any other applicable regulations and regulatory guidance, (ii) offer or advertise the notes to investors in Switzerland with respect to which a key information document within the meaning of the FinSA, its implementing ordinance and any other applicable regulations and regulatory guidance is required or (iii) distribute or otherwise make available this prospectus supplement, the accompanying prospectus or any other document related to the notes in Switzerland in a way that would constitute a public offering of the notes within the meaning of the FinSA or an offering of the notes to investors in Switzerland with respect to which a key information document is required.

Notice to Prospective Japanese Investors

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948), as amended (the “Financial Instruments and Exchange Act”), and each underwriter has agreed that it has not offered or sold and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person or entity resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at (212) 834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.